SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

Renegy Holdings, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

75845J109
(CUSIP Number)

Kenneth F. Clifford Metalmark Capital LLC 1177 Avenue of the Americas, 40th Floor New York, NY 10036 Tel: (212) 823-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that  is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75845J109	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Metalmark Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 471,786 – See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER 471,786 – See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,786 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% – See Item 5
14	TYPE OF REPORTING PERSON* OO
[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 75845J109	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 427,969 – See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER 427,969 – See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,969 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% – See Item 5
14	TYPE OF REPORTING PERSON* PN
[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 75845J109	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III 892 Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,817 – See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER 43,817 – See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,817 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% – See Item 5
14	TYPE OF REPORTING PERSON* PN
[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Renegy Holdings, Inc., a Delaware corporation (“Renegy Holdings” or the “Company”). The principal executive offices of Renegy Holdings are located at 301 West Warner Road Suite 132, Tempe, Arizona 85284.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly on behalf of each of Metalmark Capital LLC, a Delaware limited liability company (“Metalmark”), Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership (“MSCP III, L.P.”), and MSCP III 892 Investors, L.P., a Delaware limited partnership (“MSCP III 892”, together with Metalmark, MSCP III, L.P. and MSCP III 892, the “Reporting Persons”).  By virtue of the subadvisory arrangement described in Item 6 below, Subadvisor (as defined below) manages MSCP III, L.P. and MSCP III 892, L.P. on a subadvisory basis.  See response to Item 6 below.

(b) The address of the principal business and the principal office of the Reporting Persons is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036.  The name, business address and present principal occupation or employment of each member and officer of Metalmark is set forth on Schedule A.

(c) Not applicable.

(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Delaware.  See also Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting persons are filing this statement to report the receipt of shares of Common Stock in exchange for shares of common stock, par value $0.001 per share, of Catalytica Energy Systems, Inc., a Delaware Corporation (“Catalytica”) ( the “Catalytica Stock”) which were received pursuant to the contribution and merger transaction among Catalytica, Renegy Holdings, Snowflake Acquisition Corporation, a Delaware corporation, and other parties on October 1, 2007 (the “Merger”).  In connection with the Merger, MSCP III L.P. exchanged 2,995,781 shares of Catalytica Stock for 427,969 shares of Common Stock and MSCP III 892 exchanged 306,714 shares of Catalytica Stock for 43,817 shares of Common Stock.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to beneficially own 471,786 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock, which shares are held by MSCP III, L.P. and MSCP III 892, L.P., as described in Item 3, above.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, L.P. may be deemed to beneficially own 427,969 shares of Common Stock, or approximately 6.6% of the outstanding shares of Common Stock.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III 892 may be deemed to beneficially own 43,817 shares of Common Stock, or approximately 0.7% of the outstanding shares of Common Stock.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(b) By virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by MSCP III, L.P. and MSCP III 892, L.P.  See response to Item 6 below.

(c) Other than the exchange effected pursuant to the Merger, as described in Item 3, above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) By virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to have the sole power to direct the receipt of dividends declared on the shares of Common Stock held by MSCP III, L.P. and MSCP III 892, L.P. and the proceeds from the sale of such shares of Common Stock.  See response to Item 6 below.

(e) Not applicable.

Item6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 22, 2004, Metalmark Subadvisor LLC (“Subadvisor”), Metalmark (the parent entity of Subadvisor) and certain affiliates of MS agreed that Subadvisor would manage MSCP III, LP and MSCP III 892 on a subadvisory basis.  This subadvisory relationship commenced on September 30, 2004.  The management authority of Subadvisor is as set forth in a Power of Attorney, the form of which is attached hereto as Exhibit 1.  By virtue of the subadvisory arrangement, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by MSCP III, LP and MSCP III 892.  In addition, under the subadvisory arrangement, Morgan Stanley Capital Investors, L.P., a fund related to MSCP III, LP and MSCP III 892, is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any Common Stock owned directly by it on the same terms and conditions as MSCP III, LP and MSCP III 892.  Metalmark is an independent private equity firm led by Howard I. Hoffen and senior team members from Morgan Stanley Capital Partners.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:                Form of Power of Attorney.

Exhibit 2:                Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date:  October 10, 2007

METALMARK CAPITAL LLC

By:	/s/ Kenneth F. Clifford
	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

MORGAN STANLEY CAPITAL PARTNERS III, L.P.

By: By:	MSCP III, LLC, as General Partner Metalmark Subadvisor LLC, as attorney-in-fact

By:	/s/ Kenneth F. Clifford
	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

MSCP III 892 INVESTORS, L.P.

By: By:	MSCP III, LLC, as General Partner Metalmark Subadvisor LLC, as attorney-in-fact

By:	/s/ Kenneth F. Clifford
	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

SCHEDULE A

OFFICERS AND MANAGING MEMBER
OF
METALMARK CAPITAL LLC

The names of the members and the names and titles of the officers of Metalmark Capital LLC (“Metalmark”) are set forth below.  The business address of each of the persons listed below is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Metalmark and each individual is a United States citizen.

Name, Business Address	Title
Leigh J. Abramson	Managing Director
Kenneth F. Clifford	Chief Financial Officer and Managing Director
Howard I. Hoffen	Managing Member Chairman, Chief Executive Officer and Managing Director
Michael C. Hoffman	Managing Director
M. Fazle Husain	Managing Director
Gregory D. Myers	Managing Director
Jeffrey M. Siegal	Managing Director